Accelerated Acquisition XVII, INC.
951 Mariners Island Blvd. Suite 300
San Mateo, CA 94404
August 26, 2014

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Brian Cascio

Accelerated Acquisitions XVII, Inc.
Form 10-K for the fiscal year ended September 30, 2013
Filed December 30, 2013
File No. 000-54549

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments given over the phone today to Mr. Timothy Neher, the Company’s President and CEO, with respect to the Company’s filing of its Form 10-K file on December 30, 2013.

The Company has replied below to your comments.

Amendment No. 2 to Form 10-K for the fiscal year ended September 30, 2013

Item 9A(T). Controls and Procedures, page 3

We have modified this section as per SEC staff comments.  See Below.

Item 9A(T). Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

We conducted an evaluation, under the supervision and with the participation of management, including our chief executive officer (our principal executive officer principal financial officer and principle accounting officer), of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this annual report.

Based on this evaluation, our chief executive officer (our principal executive officer principal financial officer and principal accounting officer) concluded that as of September 30, 2013 our disclosure controls and procedures were not effective. Our procedures were designed to ensure that the information relating to our company required to be disclosed in our SEC reports is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and is accumulated and communicated to our management, including our chief executive officer, as appropriate to allow for timely decisions regarding required disclosure. Management is currently evaluating the current disclosure controls and procedures in place to see where improvements can be made.

The determination that our disclosure of controls and procedures were not effective as of September 30, 2013 are a result of:

1.	Insufficient segregation of duties due to the limited size of our staff and budget; and

2.	No independent audit committee oversight of the company's external financial reporting and internal control over financial reporting; and

Continuing Remediation Efforts to address deficiencies in Company's Internal Control over Financial Reporting

Once the Company is engaged in a business of merit and has sufficient personnel available, then our Board of Directors, in particular and in connection with the aforementioned deficiencies, will establish the following remediation measures:

1.	Our Board of Directors will nominate an audit committee or a financial expert on our Board of Directors in the next fiscal year.

2.	We will appoint additional personnel to assist with the preparation of the Company's financial reporting.

Changes in Internal Control Over Financial Reporting

There were no changes (including corrective actions with regard to significant deficiencies or material weaknesses) in our internal controls over financial reporting that occurred during the fiscal quarter ended September 30, 2013 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management’s report on internal control over financial reporting pursuant to section 404 of the US Sarbanes-Oxley Act

The Board of Management of Accelerated Acquisitions XVII, Inc. (the Company) is responsible for establishing and maintaining an adequate system of internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the US Securities Exchange Act). Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with the United States Generally Accepted Accounting Principles (US GAAP) Standards.

Internal control over financial reporting includes maintaining records that, in reasonable detail, accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

The Board of Management conducted an assessment of the Company’s internal control over financial reporting based on the “Internal Control-Integrated Framework” established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 1992). Based on that assessment, the Board of Management concluded that, as of September 30, 2013, the Company’s internal control over financial reporting is considered not effective.

The effectiveness of the Company’s internal control over financial reporting as of September 30, 2013, has not been audited by Anton &Chia, LLP, an independent registered public accounting firm.

Board of Management

September 30, 2013

On behalf of the Company, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Timothy Neher

ACCELERATED ACQUISITION XVII, INC.

By: /s/ Timothy Neher
Timothy Neher